REVOLUTIONS MEDICAL CORPORATION
670 MARINA DRIVE, 3RD FLOOR
CHARLESTON, SC 29492

November 16, 2011

Jay Mumford
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N E
Washington, D.C. 20549

Re:	Revolutions Medical Corporation
Post-Effective Amendment No. 1 to Registration Statement
on Form S-1 (the “Registration Statement”)
Filed on November 4, 2011
File No. 333-167039

Dear Mr. Mumford:

Revolutions Medical Corporation (the “Company”) respectfully requests, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement so that it may become effective as soon practicable.  The Company would also appreciate telephone notice of such effectiveness to Joseph M. Lucosky at (732) 395-4400.

In connection with the Company’s request for acceleration of effectiveness of the Registration Statement, the Company acknowledges the following:

(1)	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

REVOLUTIONS MEDICAL CORPORATION

By:	/s/ Rondald L. Wheet
Name: Rondald L. Wheet
Title: Chief Executive Officer